HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
             For the Three Months Ended December 31, 1999 and 1998
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months ended December 31, 1999 and 1998, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                              Three Months Ended
                                 December 31,
                                1999      1998

Operating Income:
  Interest Income            $20,856   $22,698
  Other Income                 1,190       146

    Total Operating Income   $22,046   $22,844

Operating Expenses:
  Management Fees              9,750     9,750
  Legal and Audit              6,492     1,250
  Other Operating Expenses   $ 4,252   $ 5,729

    Total Operating Expenses $20,494   $16,729

Income (Loss) from Operations  1,552     6,115
  Provision for Income Taxes $     0   $     0

Net Income (Loss)            $ 1,552   $ 6,115

Earnings Per Common Share    $     0   $     0

Dividends per Common Share   $     0   $     0